SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                                TOP Tankers Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    Y8897Y107
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                                 (CUSIP Number)


                                 George Economou
                              Economou & Associates
                                 126 Kolokotroni
                             185 35 Piraeus, Greece
                               011-30 210 451-8249
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 1, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.         Y8897Y107
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sovereign Holdings Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,426,129

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,426,129

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,426,129

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.08%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.         Y8897Y107
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Evangelos Pistiolis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Athens, Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,426,129

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,426,129

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,426,129

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.08%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   Y8897Y107
            ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is TOP Tankers Inc., a Marshall Islands corporation (the "Issuer"). The address of the Issuer's offices is 109-111 Messogion Avenue, Politia Centre, Athens 115 26 Greece. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Sovereign Holdings Inc. and Evangelos Pistiolis (together referred to herein as the "Reporting Persons").

     The principal business address of Sovereign Holdings Inc. is located at Sovereign Holdings Inc., c/o Economou & Associates, 126 Kolokotroni Street, 185 35 Piraeus, Greece.

     Evangelos Pistiolis is a citizen of Greece whose principal business address is located at Top Tankers Inc., 109-111 Messogion Avenue, Politia Centre, Bldg. C1, 2nd Floor, 115 26 Athens, Greece. Evangelos Pistiolis serves as the President and Chief Executive Officer of the Issuer.

     Annita Hadjipaschali, Smaro Zoulia, and George Vrontakis are the executive officers and directors of Sovereign Holdings Inc. (together referred to herein as the "Executive Officers and Directors").

     Each of the Executive Officers and Directors are Greek citizens whose principal business address is located at Economou & Associates, 126 Kolokotroni Street, 185 35 Piraeus, Greece.

     Annita Hadjipaschali serves as an accountant of Economou & Associates, Smaro Zoulia serves as a secretary of Economou & Associates and George Vrontakis serves as an employee of Economou & Associates.

     (d) None of the Reporting Persons or the Executive Officers and Directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or Executive Officers and Directors have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,426,129 shares of Common Stock.

     The source of funds used to purchase the securities reported herein was working capital and personal funds.

     No borrowed funds were used to purchase the securities reported herein.

     As of the date hereof, each of the Executive Officers and Directors may be deemed to beneficially own 0 shares of Common Stock.

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Item 4.  Purpose of Transaction.

     Mr. Pistiolis is President and Chief Executive Officer of the Issuer. The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

     The Reporting Persons will take such actions in the future with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

     As of the date hereof, each of the Executive Officers and Directors may be deemed to beneficially own 0 shares of Common Stock and have made no transactions in the Common Stock.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, each of Sovereign Holdings Inc. and Evangelos Pistiolis may be deemed to be the beneficial owners of 1,426,129 shares of Common Stock, or 5.08% of the shares of Common Stock, based upon the 28,080,840 shares outstanding as of July 1, 2005, according to the Issuer.

     Sovereign Holdings Inc. shares the power to vote or direct the vote of 1,426,129 shares to which this filing relates.

     Sovereign Holdings Inc. has the sole power to vote or direct the vote of 0 shares to which this filing relates.

     Sovereign Holdings Inc. shares the power to dispose or direct the disposition of 1,426,129 shares to which this filing relates.

     Sovereign Holdings Inc. has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Evangelos Pistiolis shares the power to vote or direct the vote of 1,426,129 shares to which this filing relates.

     Evangelos Pistiolis has the sole power to vote or direct the vote of 0 shares to which this filing relates.

     Evangelos Pistiolis shares the power to dispose or direct the disposition of 1,426,129 shares to which this filing relates.

     Evangelos Pistiolis has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Common Stock during the past 60 days by the Reporting Persons are set forth in Schedule A.

     As of the date hereof, the Executive Officers may be deemed to be the beneficial owners of 0 shares of Common Stock.

     The Executive Officers and Directors share the power to vote or direct the vote of 0 shares to which this filing relates.

     The Executive Officers and Directors have the sole power to vote or direct the vote of 0 shares to which this filing relates.

     The Executive Officers and Directors share the power to dispose or direct the disposition of 0 shares to which this filing relates.

     The Executive Officers and Directors have the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons and Executive Officers and Directors do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

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Item 7.  Material to be Filed as Exhibits.

     Schedule A: Schedule of Transactions in the Common Stock.

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             July 26, 2005
                                        --------------------------
                                                 (Date)


                                         Sovereign Holdings Inc.

                                         BY: /s/  Annita Hadjipaschali
                                         -----------------------------
                                         Name:    Annita Hadjipaschali
                                         Title:   President


                                          /s/   Evangelos Pistiolis
                                          ----------------------------
                                          Name: Evangelos Pistiolis

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated July 26, 2005 relating to the Common Stock, $0.01 par value, of TOP Tankers Inc. shall be filed on behalf of the undersigned.


                                         Sovereign Holdings Inc.

                                         BY: /s/  Annita Hadjipaschali
                                         -----------------------------
                                         Name:    Annita Hadjipaschali
                                         Title:   President


                                          /s/   Evangelos Pistiolis
                                          ----------------------------
                                          Name: Evangelos Pistiolis

                                   Schedule A
                        Transactions in the Common Stock


                             Number of Shares
Date of Transaction          Purchase/(SOLD)            Price of Shares
-------------------          ---------------            ---------------
    July 1, 2005                 190,000             Grant of restricted shares
                                                     to Mr. Pistiolis under TOP
                                                     Tankers Inc. 2005  Stock
                                                     Incentive Plan, assigned to
                                                     Sovereign Holdings Inc.









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